GREM USA / SEC Comment Letter
September 1, 2006
Page 1 of 1




                              GREM USA Corporation
                                315-325 E WALLACE
                              FORT WAYNE, IN 46803
                                  260-456-2354

                                October 25, 2006


Michael Moran
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      GREM USA
         In reference to correspondence submitted to SEC on 9/12/06 and to SEC comment letter dated 8/14/06


Dear Mr. Moran:

This correspondence is being submitted in reference to the correspondence submitted to the SEC on 9/12/06

As requested by your comment letter dated August 14, 2006, we (GREM USA) are providing, in writing, the following assertions:

o We are responsible for the adequacy and accuracy of the disclosures in the filings;

o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o We may not assert this action as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.



Sincerely,

/S/ ED MIERS
-------------

Ed Miers,
Chief Executive Officer